SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Telos Corporation
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                                (NAME OF ISSUER)


                     12% Cumulative Exchangeable Redeemable
                   Preferred Stock, Par value $0.01 Per Share
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                         (TITLE OF CLASS OF SECURITIES)


                                   87969 B 200
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                    COPY TO:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212)-704-0100


                                  June 17, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: (  )


                              (Page 1 of 10 Pages)

SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 87969 B 200                                         Page 2 of 10 Pages
---------------------                                         ------------------


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 1  |  NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
    |
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
    |                                                           (b) [ ]
    |
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS
    |         WC (SEE ITEM 3)
    |
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
    |  PURSUANT TO ITEMS 2(d) or (e)
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         DELAWARE
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                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |      180,000
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |      _______
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |      180,000
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |      _______
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         180,000 shares
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12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |       5.006%
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14  |  TYPE OF REPORTING PERSON
    |
    |         PN
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                              (Page 2 of 10 Pages)

SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 87969 B 200                                         Page 3 of 10 Pages
---------------------                                         ------------------


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 1  |  NAME OF REPORTING PERSON: CHANNEL PARTNERSHIP II, L.P.
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653
    |
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 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
    |                                                           (b) [ ]
    |
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS
    |         WC (SEE ITEM 3)
    |
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
    |  PURSUANT TO ITEMS 2(d) or (e)
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         NEW YORK
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                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |      13,500
    SHARES      |     |
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |      ______
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |      13,500
    PERSON      |     |
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |      ______
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         13,500 shares
    |
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         .375
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14  |  TYPE OF REPORTING PERSON
    |
    |         PN
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                              (Page 3 of 10 Pages)

SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 87969 B 200                                         Page 4 of 10 Pages
---------------------                                         ------------------


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 1  |  NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
    |
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 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
    |                                                           (b) [ ]
    |
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
    |
    |
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS
    |         WC (SEE ITEM 3)
    |
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
    |  PURSUANT TO ITEMS 2(d) or (e)
    |
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 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         CAYMAN ISLANDS
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                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |      35,000
    SHARES      |     |
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |      _______
                |     |
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |      35,000
    PERSON      |     |
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |      _______
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11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |         35,000 shares
    |
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES
    |
--------------------------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |        .973%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON
    |
    |         CO
--------------------------------------------------------------------------------


                              (Page 4 of 10 Pages)

ITEM 1. SECURITY AND ISSUER.

This Statement relates to shares of the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value per share (the "Preferred Shares"), of Telos Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 460 Herndon Parkway, Herndon, Virginia 22070-5201.

ITEM 2.   IDENTITY AND BACKGROUND.

           (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Channel Partnership II L.P. ("Channel"), and Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund").

           The general partners of the Partnership, a private investment company organized as a limited partnership under the laws of the State of Delaware, are Nelson Obus and Joshua Landes. Mr. Obus is also the general partner of Channel, a private investment company organized as a limited partnership under the laws of the State of New York. Mr. Obus and Mr. Landes are principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

           The business address of Mr. Obus, Mr. Landes, the Partnership, Channel and the Fund is One Penn Plaza, Suite 4720, New York, New York 10119.

           (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, the Partnership, Channel nor the Fund has been



                              (Page 5 of 10 Pages)

(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The Partnership purchased 180,000 Preferred Shares for a total consideration of $704,120, Channel purchased 13,500 Preferred Shares for a total consideration of $53,340 and the Fund purchased 35,000 Preferred Shares for a total consideration of $116,650. Such Preferred Shares were paid for from the working capital of each of the Partnership, Channel and the Fund, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSES OF TRANSACTION.

           The Partnership, Channel and the Fund acquired the Preferred Shares reported in Item 5 below for investment purposes. They intend to monitor the performance of the Issuer and evaluate the responses of its management to the needs of the Preferred stockholders of the Issuer in the near term with a view

                              (Page 6 of 10 Pages)
to various options that might be or become available to them. Such options include, among other things, meetings with the Issuer's management and exploring procedures for obtaining representation on the Board of Directors of the Issuer for the holders of the Preferred Shares. If as a result of monitoring the Issuer's performance and evaluating management's responses, the Partnership, Channel and the Fund determine that the Preferred Shares represent an attractive investment opportunity, they reserve the right to buy additional Preferred Shares with the understanding that neither such purchases nor the exercise of their rights as Preferred stockholders are intended as "control" devices with respect to the Issuer.

           Except as set forth above, neither the Partnership, Channel, nor the Fund has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

           (a) As of the close of business on the date hereof, the Partnership, Channel and the Fund had direct beneficial ownership of a total of 228,500 Preferred Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes by virtue of their status as general partners of the Partnership and Mr. Obus as a general partner of Channel and Mr. Obus and Mr. Landers as officers of the Fund's investment manager may be deemed to have indirect beneficial ownership of the Preferred Shares owned by the Partnership, Channel and the Fund. The Preferred Shares owned by the Partnership, Channel and the Fund represent approximately 6.36% of the outstanding Preferred Shares of the Issuer, based on the 3,595,586 Preferred

                              (Page 7 of 10 Pages)

Shares reported as outstanding on March 31, 1997 in the Issuer's Quarterly Report on Form 10Q.

           Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Preferred Shares owned by the Partnership, Channel and the Fund and disclaim membership in any "group" with any of the foregoing investors with respect to the Preferred Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

           (b) Mr. Obus and Mr. Landes, by virtue of their status as general partners of the Partnership, Mr. Obus as general partner of Channel, and Mr. Obus and Mr. Landes as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the 228,500 Preferred Shares owned by the Partnership, Channel and the Fund.

           (c) During 1997, the Partnership purchased 75,000 Preferred Shares on February 25, 1997 for a consideration of $266,250, and 40,000 Preferred Shares on June 17, 1997 for a consideration of $111,600; Channel purchased 6,000 Preferred Shares on February 25, 1997 for a consideration of $21,300; and the Fund purchased 25,000 Preferred Shares on February 25, 1997 for a consideration of $88,750 and 10,000 Preferred Shares on June 17, 1997 for a consideration of $27,900.

           (d) Each of the beneficial owners of the Preferred Shares covered by this Statement has the right to receive or the



                              (Page 8 of 10 Pages)
power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares covered by this Statement.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Neither Mr. Obus, Mr. Landes, the Partnership, Channel, nor the Fund has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

           Not applicable.



                              (Page 9 of 10 Pages)

                                    SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 1997

                                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                    By:  /s/ NELSON OBUS
                                         -----------------------------------
                                         Nelson Obus, General Partner



                                    CHANNEL PARTNERSHIP II, L.P.

                                    By:  /s/ NELSON OBUS
                                         -----------------------------------
                                         Nelson Obus, General Partner



                                    WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                         FUND, LTD.

                                    By:  Wynnefield Capital, Inc.

                                         /s/ NELSON OBUS
                                         -----------------------------------
                                         Nelson Obus, President


                             (Page 10 of 10 Pages)